Exhibit 99.1

Lichen China Limited Announces Appointment of Robert Bodenstein to Board of Directors

Xiamen, China, Feb. 27, 2024 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”)（NASDAQ:LICN), a dedicated financial and taxation service provider in China,announced the appointment of Mr. Robert Bodenstein to its board of directors, effective February 26, 2024. Mr. Bodenstein will serve as an independent director as well as a member of the Nominating, Compensation and Audit Committees.

Mr. Bodenstein, with over 40 years of experience in the management consulting industry, serves as the Chair of the International Council of Management Consulting Institutes (ICMCI), a global alliance of management consulting institutes, recognized by the United Nations Economic and Social Council (ECOSOC) as a non-governmental organization with special consultative status, as the Chair of the Chamber of Commerce Austria Consulting and Information Division, an organization that covers management consulting, IT, and communication business, and also as the Chair of the committee under the ISO TC 280 (Management Consultancy), which works with member countries in setting up the standard ISO 20700:2017 Management Consulting Services.

Mr. Li Ya, Chairman of Lichen China, said “Lichen China is pleased to announce the appointment of Mr. Robert Bodenstein as an independent director of the Company. Mr. Bodenstein brings extensive expertise in the field of management consulting and a profound understanding of information technology and artificial intelligence. His appointment is expected to bring more business opportunities and partnerships to the Company, strengthen our strategic planning and decision-making capabilities, support our technological advancements, and provide valuable strategic advice and business insights. Furthermore, appointing Mr. Bodenstein is a key strategic decision for the Company’s international expansion and the enhancement of corporate governance.”

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s use of proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Tian Sun
Phone: +86-0592-5586999
Email: ir@lichenzx.com